2024’s National Medal of Art Winner: Mark Bradford

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Mark Bradford



With unique compositions, works similar to our offering in style, size, and period have achieved prices as high as $6.8M at auction.

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Diving Deeper

Some similar auction records below:



Sold for $6.8M

Speak, Birdman (2018)
May 2018, Sotheby's New York



Sold for $3.3M

I don't care if he's Captain America (2018)
May 2023, Sotheby's New York

Note: The three most recent similar auction results were $2.4M ('19), $5.1M ('21) and $3.3M ('23).

Legendary Collectors Drive Market

Bradford's record-setting piece, *Helter Skelter I*, was once owned by the tennis legend John McEnroe. McEnroe sold it at auction for nearly $12 million to billionaire Eli Broad, who put the piece in his own private LA museum!



John McEnroe and Helter Skelter I, as seen in McEnroe's New York residence

Expanding Artist Segment

Bradford exemplifies the overall growth trend for Black artists' work at auction. Artnet data shows the market for Black artists expanded 400% between '08 and '21, 4% of all global auction sales at the time.

Bradford has similar trends: He started the 2010s with a total auction turnover of $1.6 million. In 2018, he totaled $41 million from 10 paintings! Since the start of 2023, he's totaled $18.4 million on 10 paintings.

Bradford's Auction Sales



$20,000,000
$15,000,000
$10,000,000
$5,000,000
0
10 Paintings
4 Paintings
2010
2023-2024

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National Award Recipient

National Medal of Arts alongside Steven Spielberg, Spike Lee, and Queen Latifah. Bradford has also won the MacArthur Fellowship “Genius Grant” in 2009.



Steven Spielberg
Alex Katz
Jo Carole Lauder
Mark Bradford
Spike Lee
Queen Latifah

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

1. The data point above capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Mark Bradford with the following criteria: Works on canvas that measure between 40 inches by 40 inches and 80 inches by 80 inches, excluding works with endpapers and monochrome red works and Starin' Through My Rear View (2006) for quality. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the data point above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.0% CAGR implied from selected sales occurring from September 25, 2013, to 2024.

2. Record Price Appreciation reflects the frequency at which a new record hammer price at auction is achieved by the artist which can be indicative of the artist's market momentum and growth rate. The applicable time period for which we calculate Record Price Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date for which a record price exists prior to the qualification of an applicable offering that the Masterworks public sale database has been updated.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Award organization affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.

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